[West Corporation Letterhead]
September 22, 2005
Via Facsimile: 202-772-9209
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attention:	Karen J. Garnett David H. Roberts

Re:	West Corporation Registration Statement on Form S-3 Registration No. 333-127965
Ladies and Gentlemen:
The undersigned Registrant respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will be effective at 4:30 p.m. (Eastern Time) on Thursday, September 22, 2005, or as soon thereafter as practicable.
The Registrant acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WEST CORPORATION
By:	/s/ Nancee R. Berger
Nancee R. Berger
President and Chief Operating Officer